                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               CURAGEN CORPORATION
                               -------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    23126R101
                                    ---------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                               [X ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 Pages

--------------------                                          ------------------
CUSIP No.  23126R101                  13G                     Page 2 of 14 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Quantum Industrial Partners LDC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           CAYMAN ISLANDS
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,047,782
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,047,782
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,047,782
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           15.01%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IV
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  23126R101                  13G                     Page 3 of 14 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           QIH Management Investor, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,047,782
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,047,782
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,047,782
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           15.01%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN, IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  23126R101                  13G                     Page 4 of 14 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           QIH Management, Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,047,782
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,047,782
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,047,782
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           15.01%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  23126R101                  13G                     Page 5 of 14 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Soros Fund Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,117,782
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,117,782
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,117,782
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           15.52%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  23126R101                  13G                     Page 6 of 14 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           George Soros (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,117,782
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,117,782
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,117,782
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           15.52%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  23126R101                  13G                     Page 7 of 14 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Stanley F. Druckenmiller (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,117,782
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,117,782
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,117,782
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           15.52%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:
---------      ---------------
               CuraGen Corporation (the "Issuer")

Item 1(b)      Address of Issuer's Principal Executive Offices:
---------      ------------------------------------------------
               555 Long Wharf Drive
               11th Floor
               New Haven, Connecticut  06511

Items 2(a)     Name of Person Filing:
----------     ----------------------
               This Statement is filed on behalf of the following persons
               (collectively, the "Reporting Persons"):

               i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

               ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

               iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

               iv) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

               v) Mr. George Soros ("Mr. Soros"); and

               vi) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

               This Statement relates to Shares (as defined herein) held for the accounts of QIP and Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. SFM LLC serves as principal investment manager to Quantum Partners and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Druckenmiller is Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.


                               Page 8 of 14 Pages

Item 2(b)      Address of Principal Business Office:
---------      -------------------------------------
               The address of the principal business office of QIP is Kaya
               Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

               The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)      Citizenship:
---------      ------------

               i) QIP is a Cayman Islands exempted limited duration company;

               ii) QIHMI is a Delaware limited partnership;

               iii) QIH Management is a Delaware corporation;

               iv) SFM LLC is a Delaware limited liability company;

               v) Mr. George Soros is a United States citizen; and

               vi) Mr. Stanley F. Druckenmiller is a United States citizen.

Item 2(d)      Title of Class of Securities:
---------      -----------------------------
               Common Stock, par value $0.01 per share (the "Shares")

Item 2(e)      CUSIP Number:
---------      -------------
               23126R101

Item 4.        Ownership:
-------        ----------

Item 4(a)      Amount Beneficially Owned:
---------      --------------------------
               The Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               i) QIP, QIHMI and QIH Management may be deemed to be the beneficial owner of 2,047,782 Shares held for the account of QIP (including 341,297 Shares subject to an immediately exercisable warrant).


                               Page 9 of 14 Pages

               ii) SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of 2,117,782 Shares. This number consists of
               (A) 2,047,782 Shares held for the account of QIP (including 341,297 Shares subject to an immediately exercisable warrant) and
               (B) 70,000 Shares held for the account of Quantum Partners.

Item 4(b)      Percent of Class:
---------      -----------------
               i) The number of Shares of which each of QIP, QIHMI and QIH
               Management may be deemed to be the beneficial owner constitutes approximately 15.01% of the total number of Shares outstanding
               (assuming the conversion of 341,297 Shares subject to an immediately exercisable warrant held for the account of QIP).

               ii) The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 15.52% of the total number of Shares outstanding (assuming the conversion of 341,297 Shares subject to an immediately exercisable warrant held for the account of QIP).


Item 4(c)      Number of shares as to which such person has:
---------      ---------------------------------------------

               QIP
               ---

               (i)   Sole power to vote or to direct the vote: 2,047,782

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     2,047,782

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-

               QIHMI
               -----

               (i)   Sole power to vote or to direct the vote: 2,047,782

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     2,047,782


                               Page 10 of 14 Pages

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-

               QIH Management
               --------------

               (i)   Sole power to vote or to direct the vote: 2,047,782

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     2,047,782

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-

               SFM LLC
               -------

               (i)   Sole power to vote or to direct the vote: 2,117,782

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     2,117,782

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-

               Mr. Soros
               ---------

               (i)   Sole power to vote or to direct the vote: -0-

               (ii)  Shared power to vote or to direct the vote: 2,117,782

               (iii) Sole power to dispose or to direct the disposition of: -0-

               (iv)  Shared power to dispose or to direct the disposition of:
                     2,117,782

               Mr. Druckenmiller
               -----------------

               (i)   Sole power to vote or to direct the vote: -0-

               (ii)  Shared power to vote or to direct the vote: 2,117,782



                               Page 11 of 14 Pages

               (iii) Sole power to dispose or to direct the disposition of: -0-

               (iv)  Shared power to dispose or to direct the disposition of:
                     2,117,782

Item 5         Ownership of Five Percent or Less of a Class:
------         ---------------------------------------------
               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of
------         ------------------------------------------------
               Another Person:
               ---------------
               The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of securities (including the Shares), held for the account of QIP in accordance with their respective ownership interests in QIP.

               The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held for the account of Quantum Partners.

Item 7         Identification and Classification of the
------         ----------------------------------------
               Subsidiary Which Acquired the Security Being
               --------------------------------------------
               Reported on By the Parent Holding Company:
               -----------------------------------------
               Not Applicable

Item 8         Identification and Classification of Members
------         --------------------------------------------
               of the Group:
               -------------
               Not Applicable

Item 9         Notice of Dissolution of Group:
------         ------------------------------
               Not Applicable


Item 10        Certification:
-------        --------------

     By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of


                               Page 12 of 14 Pages
changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.










                               Page 13 of 14 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999            QUANTUM INDUSTRIAL PARTNERS LDC

                                    By: /s/ Michael C. Neus
                                        ---------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

Dated: February 12, 1999            QIH MANAGEMENT INVESTOR, L.P.

                                    By: QIH Management, Inc.
                                        its General Partner


                                    By: /s/ Michael C. Neus
                                        ---------------------------
                                        Michael C. Neus
                                        Vice President

Dated: February 12, 1999            QIH MANAGEMENT, INC.


                                    By: /s/ Michael C. Neus
                                        ---------------------------
                                        Michael C. Neus
                                        Vice President

Dated: February 12, 1999            SOROS FUND MANAGEMENT LLC


                                    By: /s/ Michael C. Neus
                                        ---------------------------
                                        Michael C. Neus
                                        Assistant General Counsel

Dated: February 12, 1999            GEORGE SOROS


                                    By: /s/ Michael C. Neus
                                        ---------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

Dated: February 12, 1999            STANLEY F. DRUCKENMILLER


                                    By: /s/ Michael C. Neus
                                        ---------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact



                               Page 14 of 14 Pages